UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the
Superintendencia de Valores y Seguros de Chile on April 26, 2005.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___________

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On April 26, 2005, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the “SVS”) a report that included information as to the Registrant's consolidated financial condition and results of operations for the three-month period ended on March 31, 2005. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A THREE MONTH PERIOD ENDED MARCH 31, 2005 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

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Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
As of March 31, 2005 and 2004

     and for the years ended March 31, 2005 and 2004
(A translation of the original in Spanish- see note 2 (a))

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

		As of March 31,

	Note	2005	2004

		ThUS$	ThUS$
ASSETS
Current assets
Cash		20,917	13,627
Time deposits		9,479	36,184
Marketable securities	4	128,021	35,229
Accounts receivable, net	5	143,284	130,395
Other accounts receivable, net	5	9,688	11,562
Accounts receivable from related companies	6	47,451	34,396
Inventories, net	7	281,704	251,826
Recoverable taxes		19,310	13,566
Prepaid expenses		6,175	5,803
Other current assets		9,681	29,546

Total current assets		675,710	562,134

Property, plant and equipment, net	8	699,926	686,944

Other Assets
Investments in related companies	9	16,561	57,506
Goodwill, net	10	17,048	12,882
Negative goodwill, net	10	(220)	(423)
Intangible assets, net		4,428	4,648
Long-term accounts receivable, net	5	209	7,066
Long-term accounts receivable from related companies	6	—	340
Other long-term assets	11	49,816	54,832

Total Other Assets		87,842	136,851

Total assets		1,463,478	1,385,929

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

		As of March 31,

	Note	2005	2004

		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank debt	12	—	65,095
Current portion of long-term debt	12	981	1,041
Dividends payable		173	170
Accounts payable		58,057	52,457
Other accounts payable		2,195	1,395
Notes and accounts payable to related companies	6	3,243	13,569
Accrued liabilities	13	15,260	13,223
Withholdings		6,640	3,316
Income taxes		18,542	1,220
Deferred income taxes	14	4,353	6,423
Deferred income		987	1,576
Other current liabilities		615	283

Total current liabilities		111,046	159,768

Long-term liabilities
Long-term bank debt	12	300,000	260,000
Other accounts payable		1,008	2,007
Deferred income taxes	14	35,922	26,367
Staff severance indemnities	15	11,780	9,914

Total long-term liabilities		348,710	298,288

Minority interest	16	33,034	28,524

Shareholders' equity
Paid-in capital	17	477,386	477,386
Other reserves	17	148,196	137,663
Retained earnings	17	345,106	284,300

Total shareholders' equity		970,688	899,349

Total liabilities and shareholders' equity		1,463,478	1,385,929

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

		For the years ended
		March 31,

	Note	2005	2004

		ThUS$	ThUS$
Operating results
Sales		206,502	168,419
Cost of sales		(154,364)	(131,554)

Gross margin		52,138	36,865
Selling and administrative expenses		(14,241)	(12,962)

Operating income		37,897	23,903

Non-operating results
Non-operating income	19	3,978	4,142
Non-operating expenses	19	(9,295)	(8,930)

Non-operating loss		(5,317)	(4,788)

Income before income taxes		32,580	19,115
Income tax expense	14	(7,185)	(4,401)

Income before minority interest		25,395	14,714
Minority interest	16	(704)	(768)

Net income before negative goodwill		24,691	13,946
Amortization of negative goodwill	10	60	51

Net income for the year		24,751	13,997

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

		For the years ended March 31

		2005	2004

		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		24,751	13,997

Charges (credits) to income not representing cash flows
Depreciation expense		16,482	14,810
Amortization of intangible assets		122	66
Write-offs and accruals		9,201	10,902
Gain on equity investments in related companies		(275)	(2,766)
Loss on equity investments in related companies		128	73
Amortization of goodwill		349	337
Amortization of negative goodwill		(60)	(51)
(Profit) loss on sales of assets		(6)	(26)
Other credits to income not representing cash flows		(2,396)	(318)
Other charges to income not representing cash flows		19,839	12,901
Foreign exchange difference, net		(780)	566
Net changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable		(6,309)	5,692
Increase in inventories		(13,356)	(11,606)
Decrease in other assets		(9,641)	(9,948)
(Decrease) increase in accounts payable		(1,732)	4,143
Increase (decrease) in interest payable		(3,585)	(3,472)
Decrease in net income taxes payable		(1,321)	795
(Decrease) increase in other accounts payable		(5,429)	(1,373)
Decrease in VAT and taxes payable		(2,011)	2,928
Minority interest		(704)	(768)

Net cash provided from operating activities		23,267	36,882

Cash flows from financing activities
Proceeds from short term bank financing		100,000	22,056
Payment of dividends		(128)	(29)
Repayment of bank financing		(6,000)	(12,626)

Net cash used in financing activities		93,872	9,401

Cash flows from investing activities
Sales of property, plant and equipment		92	597
Sales of permanent investments		13	—
Sales of investments		—	203
Other investing income	22	768	104
Additions to property, plant and equipment		(24,713)	(7,973)
Capitalized interest		(768)	(411)
Purchase of permanent investments		(411)	(475)
Other disbursements		(666)	—

Net cash used in investing activities		(25,685)	(7,955)

Effect of inflation on cash and cash equivalents		209	(1,911)

Net change in cash and cash equivalents		91,663	36,417
Beginning balance of cash and cash equivalents		66,753	69,273

Ending balance of cash and cash equivalents		158,416	105,690

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 1 - Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Note 2 - Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance with SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 2 - Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership

	2005	2004

Foreign subsidiaries:	%	%
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00
PTM - SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Investment Corporation NV (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japon Co. Ltda.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	95.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de C.V. (Mexico)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties LLC (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V.	51.00	51.00

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 2 - Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership

	2005	2004

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada	60.64	60.64
SQM Salar S.A.	100.00	100.00
Yumbes SCM	100.00	—
Comercial Hydro S.A.	60.64	60.64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 2 - Summary of Significant Accounting Policies (continued)

b)	Period

These consolidated financial statements have been prepared as of March 31, 2005 and 2004 and for the years then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (-0.8% and -0.5% in 2005 and 2004, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 2 - Summary of Significant Accounting Policies (continued)

d)	Foreign currency

	i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$585.93 per US$1 at March 31, 2005 and Ch$616.41 per US$1 at March 31, 2004.

	ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

		a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

			–	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
			–	Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.
			–	Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 2 - Summary of Significant Accounting Policies (continued)

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:

	—	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.

	—	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.

	—	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.

	—	Any exchange differences are included in the results of operations for the period.

d)	Foreign currency (continued)

Foreign exchange differences for the period ended March 31, 2005 and 2004 generated net earnings (loss) of ThUS$ 780 and ThUS$ (566), respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at March 31, as follows:

	2005	2004

Brazilian Real	2.67	2.92
New Peruvian Sol	3.26	3.46
Argentine Peso	2.92	2.88
Japanese Yen	107.39	105.69
Euro	0.77	0.82
Mexican Peso	11.23	11.21
Indonesian Rupee	9,289.97	8,465.00
Australian Dollar	1.29	1.31
Pound Sterling	0.52	0.58
South African Rand	5.79	6.66

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 2 - Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other long-term assets.

j)	Income taxes and deferred income taxes

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 2 - Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989. Depreciation expense has been calculated using the straight-line method based on the estimated useful lives of the assets and is charged directly to expenses.

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 2 - Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 2 - Summary of Significant Accounting Policies (continued)

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming an average employee tenure of 24 years and a real annual discount rate of 9%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Saleback operations

These operations are registered in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

t)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

u)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2003 financial statements.

v)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

w)	Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 981 dated December 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

x)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

Note 3 - Changes in Accounting Principles

a)	Changes in Accounting Principles

Up to December 31, 2004, the financial statements of the subsidiary Fertilizantes Naturales S.A. were considered in consolidation given that the Company maintained the control of this subsidiary (due to its right to manage this subsidiary's financial and operating policies). Beginning on January 1, 2005, the Company no longer controls this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

There were no other changes in the accounting principles used by the Company during 2005 and 2004.

b)	Reformulation of 2004 Financial Statements

For comparison purposes, the financial statements as of March 31, 2004 have been reformulated excluding and incorporate the following assets and liabilities of Fertilizantes Naturales S.A. and

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

SQM Lithium Specialties LLP, respectively. Consequently, assets and liabilities excluded and included are detailed as follows:

	Fertilizantes	SQM Lithium
	Naturales S.A.	Specialties LLP

	ThUS$	ThUS$
Current Asset	(9,907)	386
Property, Plant and Equipment	(104)	26,421
Other Assets	(71)	714
Current Liability	(9,501)	1,681

Note 4 - Marketable Securities

As of March 31 marketable securities are detailed as follows:

	2005	2004

	ThUS$	ThUS$
Mutual funds	128,021	35,229

Total	128,021	35,229

Mutual funds consist of investments with Citibank in highly liquid funds invested in fixed-rate debt in the United States.

Note 5 - Short-term and long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable as of March 31 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		and 1 year		Short-term (net)

	2005	2004	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	98,677	101,200	20,451	14,485	119,128	115,685
Allowance for doubtful accounts					(8,567)	(6,923)
Notes receivable	33,944	23,349	2,379	1,138	36,323	24,487
Allowance for doubtful accounts					(3,600)	(2,854)

Accounts receivable, net					143,284	130,395

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Other accounts receivable	7,186	10,320	3,118	2,148	10,304	12,468
Allowance for doubtful accounts					(616)	(906)

Other accounts receivable, net					9,688	11,562

Long-term receivables					209	7,066

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 5 - Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

			Europe, Africa and		Asia and		USA, Mexico		Latin America
	Chile		the Middle East		Oceania		and Canada		and the Caribbean		Total

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net short-term trade accounts receivable
Balance	20,303	27,186	31,903	21,410	332	3,380	36,827	34,095	21,196	22,691	110,561	108,762
% of total	18.36%	25.00%	28.86%	19.69%	0.30%	3.10%	33.31%	31.35%	19.17%	20.86%	100.00%	100.00%

Net short-term notes receivable
Balance	25,181	17,729	3,961	1,170	24	46	183	526	3,374	2,162	32,723	21,633
% of total	76.95%	81.95%	12.10%	5.41%	0.07%	0.21%	0.57%	2.44%	10.31%	9.99%	100.00%	100.00%

Net short-term other accounts receivable
Balance	4,046	4,252	1,034	623	1	19	4,494	6,373	113	295	9,688	11,562
% of total	41.76%	36.78%	10.67%	5.39%	0.01%	0.16%	46.39%	55.12%	1.17%	2.55%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	49,530	49,167	36,898	23,203	357	3,445	41,504	40,994	24,683	25,148	152,972	141,957
% of total	32.38%	34.64%	24.12%	16.35%	0.23%	2.43%	27.13%	28.86%	16.14%	17.72%	100.00%	100.00%

Long-term accounts receivable, net
Balance	190	7,047	4	4	—	—	—	—	15	15	209	7,066
% of total	90.91%	99.73%	1.91%	0.06%	—	—	—	—	7.18%	0.21%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	49,720	56,214	36,902	23,207	357	3,445	41,504	40,994	24,698	25,163	153,181	149,023
% of total	32.46%	37.72%	24.09%	15.57%	0.23%	2.31%	27.10%	27.51%	16.12%	16.89%	100.00%	100.00%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 6 - Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a)     Amounts included in balances with related parties as of March 31, 2005 and 2004 are as follows:

	Short-term		Long-term

Accounts receivable	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$

Ajay Europe S.A.R.L.	2,302	2,843	—	—
Nutrisi Holding N.V.	1,573	1,691	—	—
Generale de Nutrition Vegetale S.A.	132	179	—	—
Abu Dhabi Fertilizer Ind. WLL	6,449	4,060	—	—
NU3 N.V.	403	36	—	—
Doktor Tarsa –SQM Turkey	7,342	3,539	—	—
Yara North America	179	358	—	—
Yara Iberian S.A.	1,652	1,196	—	—
Empresas Melón S.A.	—	—	—	340
Sales de Magnesio S.A.	44	74	—	—
Ajay North America LLC	1,159	258	—	—
Yara International Asia Trade Pte Ltd	2,282	1,087	—	—
Yara France S.A.	32	2,538	—	—
Yara Poland SP	406	295	—	—
Yara Benelux B.V	1,522	1,731	—	—
Yara Hellas S.A.	233	198	—	—
Yara Australia Ltd.	—	773	—	—
Yara UK Ltd.	452	327	—	—
Yara GMBH & CO KG	143	282	—	—
Yara AB	138	186	—	—
Yara Colombia Ltda.	1,153	2,060	—	—
Yara International ASA	151	—	—	—
Yara Agri Norge	7	—	—	—
Yara Agri CZECH Republic	—	6	—	—
Yara International Australia PTY	391	—	—	—
Yara France BU Africa	1,296	—	—	—
NU3 B.V.	523	984	—	—
Yara Argentina S.A.	90	36	—	—
Adubo Trevo S.A.	—	75	—	—
PCS Sales Inc.	10	—	—	—
Yara France BU Latin America	2,294	—	—	—
Yara International Wholesale Spec. Sudafrica	3,557	—	—	—
Yara East Africa Limited	244	—	—	—
Fertilizantes Naturales S.A.	5,584	4,537	—	—
Impronta SRL	5,708	5,047	—	—

Total	47,451	34,396	—	340

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 6 - Balances and Transactions with Related Parties (continued)

a)     Amounts included in balances with related parties as of March 31, 2005 and 2004, continued:

	Short-term

Accounts payable	2005	2004

	ThUS$	ThUS$
NU3 N.V.	551	—
Rotem Amfert Negev Limited	17	—
Yara Fertilizantes Ltda.	960	1,089
Yara International ASA	158	—
Yara North America	114	—
Yara France	899	—
Yara France BU Latin America	—	5,452
Yara France S.A.	532	—
Fertilizantes Naturales S.A.	12	—
PCS Yumbes SCM	—	7,028

Total	3,243	13,569

There were no outstanding long-term accounts payable with related parties as of March 31, 2005 and 2004

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 6 - Balances and Transactions with Related Parties (continued)

b)     During 2005 and 2004, principal transactions with related parties were as follows:

Company	Relationship	Type of transaction	Amount of Transaction		Impact on income (charge) credit

			2005	2004	2005	2004

			ThUS$	ThUS$	ThUS$	ThUS$
NU3 N.V.	Indirect	Sales of products	1,598	1,575	155	478
Doktor Tarsa	Indirect	Sales of products	4,589	1,299	389	301
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	—	244	—	14
Ajay Europe S.A.R.L.	Indirect	Sales of products	2,947	835	289	363
NU3 B.V.	Indirect	Sales of products	1,352	1,290	(4)	606
Impronta SRL	Indirect	Sales of products	414	—	55	—
FENASA	Indirect	Sales of products	4,252	—	535	—
Ajay North America LLC	Indirect	Sales of products	3,115	2,371	296	1,038
Adubo Trevo S.A.	Shareholder	Sales of products	921	2,290	179	660
PCS Yumbes SCM	Shareholder	Sales of products	—	3,427	—	2,057
		Purchases of products	—	9,383	—	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 6 - Balances and Transactions with Related Parties (continued)

Yara France BU America Latina	Shareholder	Sales of products	—	1,015	—	45
Yara UK Ltd.	Shareholder	Sales of products	457	323	15	104
Yara Int. Asia Trade PTE Ltd.	Shareholder	Sales of products	2,269	1,804	269	422
Yara France S.A.	Shareholder	Sales of products	44	2,412	5	552
Yara Benelux B.V.	Shareholder	Sales of products	2,251	2,314	295	548
Yara AB Sweden	Shareholder	Sales of products	303	270	3	87
Yara Australia Ltd.	Shareholder	Sales of products	725	323	22	82
Yara Iberian S.A.	Shareholder	Sales of products	1,479	958	170	182
Yara Colombia Ltda.	Shareholder	Sales of products	1,399	1,095	196	222
Yara Planta Nutri Poland	Shareholder	Sales of products	446	307	4	80
Yara GMBH & Co Kg	Shareholder	Sales of products	364	371	17	100
Yara France	Shareholder	Sales of products	1,993	—	206	—
Yara France BU Africa	Shareholder	Sales of products	3,882	—	688	—
Yara North America	Shareholder	Sales of products	10,291	—	1,415	—
Yara Internacional ASA	Shareholder	Sales of products	5,561	—	452	—

Note 7 - Inventories

Net inventories are summarized as follows:

	2005	2004

	ThUS$	ThUS$

Finished products	158,932	139,564
Work in process	109,436	101,697
Supplies	13,336	10,565

Total	281,704	251,826

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 8 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2005	2004

	ThUS$	ThUS$
Land
Land	20,003	20,003
Mining Concessions	44,143	42,757

	64,146	62,760

Buildings and infrastructure
Buildings	163,074	161,307
Installations	176,727	309,181
Construction-in-progress	58,925	27,375
Other	172,354	4,478

	571,080	502,341

Machinery and Equipment
Machinery	417,591	408,158
Equipment	98,836	106,536
Project-in-progress	20,159	12,690
Other	18,526	19,349

	555,112	546,733

Other fixed assets
Tools	8,156	7,633
Furniture and office equipment	14,303	13,953
Project-in-progress	11,597	13,366
Other	9,467	7,202

	43,523	42,154

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 8 - Property, Plant and Equipment (continued)

	2005	2004

	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	8,651	8,651
Buildings and infrastructure	40,627	40,627
Machinery and equipment	12,091	12,091
Other assets	53	53

	61,422	61,422

Total property, plant and equipment	1,295,283	1,215,410

Less: Accumulated depreciation
Buildings and infrastructure	(237,891)	(201,574)
Machinery and equipment	(303,707)	(275,903)
Other fixed assets	(19,092)	(17,614)
Technical appraisal	(34,667)	(33,375)

Total accumulated depreciation	(595,357)	(528,466)

Net property, plant and equipment	699,926	686,944

	2005	2004

Depreciation for the year ended March 31:	ThUS$	ThUS$

Buildings and infrastructure	(7,321)	(6,580)
Machinery and equipment	(8,494)	(7,575)
Other fixed assets	(344)	(323)
Technical revaluation	(323)	(323)

Total depreciation	(16,482)	(14,801)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 8 - Property, Plant and Equipment (continued)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2005	2004

	ThUS$	ThUS$

Administrative office buildings	2,086	2,086
Accumulated depreciation	(482)	(428)

Total assets in leasing	1,604	1,658

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

The vehicles were acquired for 36 installments of ThUS$ 98 each.

Note 9 - Investments in and Receivables from Related Parties

a)	Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b)	Transactions executed in 2005

* Up to December 31, 2004, the financial statements of the subsidiary Fertilizantes Naturales S.A. were considered in consolidation given that the Company maintained the control of this subsidiary (due to its right to manage this subsidiary's financial and operating policies). Beginning on January 1, 2005, the Company no longer controls this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

* In March 2005, the subsidiary Soquimich European Holding B.V. made a capital increase of ThUS$ 411 in its related company Misr Specialty Fertilizers. In accordance with Technical Bulletin

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

No. 72 issued by the Chilean Association of Accountants and the regulations in Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance, the valuation was performed in consideration of the book value of the equity of Misr Specialty Fertilizers as of December 31, 2004, which does not significantly differ from its fair value determined at that date.

* On February 28, 2005, SQM Nitratos S.A. made a capital contribution of ThUS$484 to SQM Corporation N.V., with which it obtained participation of 99.9794% in this subsidiary . SQM S.A. did not concur to this contribution thereby reducing its participation to 0.0002% and ownership held by SQI Corporation N.V. by 0.0204%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was stated using the pooling-of-interests method.

*On March 10, 2005, the subsidiary PCS Yumbes SCM, changed its name to Yumbes SCM.

*Assets, liabilities and equity of Yumbes SCM included in consolidation at their respective fair values as of March 31, 2005 are detailed as follows:

ThUS$

Current assets	9,459
Property, plant & equipment	17,453
Other assets	677
Current liabilities	4,277
Long-term liabilities	5
Shareholders' equity	23,307

The method applied for the acquisition of Yumbes S.C.M. was the acquisition method.

The Company continues to review valuation at fair value and for this purpose it will use the term permitted to refine the adjustment established in paragraph 66 of Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

c)   Transactions executed in 2004

* In January 2004, the subsidiary Soquimich European Holding B.V. made a capital contribution of ThUS$ 475 on its affiliate Misr Specialty Fertilizers. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, the investment in Misr Specialty Fertilizers was valued using the book value of equity as of December 31, 2003, which does not differ significantly from its fair value determined as of the same date.

* At the meeting of the shareholders of Empresas Melón S.A. held on February 25, 2004, the shareholders agreed its spin-off in 2 companies, Empresas Melón S.A. and Inmobiliaria San Patricio S.A. As a result, SQM S.A. maintained its ownership of 14.05% in Empresas Melón S.A. and a same ownership percentage was assigned to this entity in the new company.

* In April 2004, the subsidiary Soquimich European Holding B.V. increased capital by ThUS$ 475 in its affiliate Misr Specialty Fertilizers. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, the investment in Misr Specialty Fertilizers was valued using the book value of equity as of March 30, 2004, which does not differ significantly from its fair value determined as of the same date.

* On August 13, 2004, SQM S.A. transferred 653,748,837 shares of Inmobiliaria San Patricio to Blue Circle South American Holding S.A., which was the totality of the shares held by SQM S.A. (14.05% participation). This transfer was performed in accordance with the contract for acquiring shares of Empresas Melón during 1998. The effect on income is presented as part of the gain from the sale of Empresas Melón.

* On August 18, 2004, 653,748,837 shares of Empresas Melón S.A. were sold in a public auction in the Santiago Stock Market, which was the totality of the shares held by SQM S.A. (14.05% participation), for ThUS$69,337, paid in cash on the same date. As a result of this sale, a gain before taxes of ThUS$8,179.

* On August 20, 2004, SQM Potasio S.A. decreased its capital in RS Agro Chemical Trading A.V.V. by ThUS$ 25,000, leaving it with 99.98% participation and SQM S.A. with 0.02%. This operation did not produce goodwill or negative goodwill.

* In October 2004, the subsidiary Soquimich European Holding B.V. increased its capital in Misr Specialty Fertilizers by ThUS$ 475. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, the investment in Misr Specialty

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Fertilizers was valued using the book value of equity as of September 30, 2004, which does not differ significantly from its fair value determined as of the same date.

* On November 18, 2004, the subsidiary Soquimich European Holding B.V., contributed ThUS$268 to a joint venture with SQM Eastmed Turkey.

* On November 25, 2004, SQM Potasio S.A. decreased its capital in RS Agro Chemical Trading A.V.V. by ThUS$ 30,000, leaving it with 1.667% participation and SQM S.A. with 98.333%. This operation did not produce goodwill or negative goodwill.

* On December 20, 2004, SQM Nitratos S.A. contributed capital of ThUS$1,350 to SQM Brasil Ltda, thus obtaining participation of 98.77% in this subsidiary. SQM S.A. did not contribute to this increase, thereby reducing its participation to 1.23%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interests method.

* On December 23, 2004, SQM S.A. and SQM Nitratos S.A. acquired 43,733,165 and 2,000 shares, respectively, of PSC Yumbes S.C.M. for ThUS$ 39,708 (equivalent to 99.9954% and 0.0046% participation, respectively), of which ThUS$34,511 was paid on the date of acquisition and the remaining ThUS$5,197 will be paid on January 27, 2005.

Investments in related companies made starting January 1, 2004, are valued in accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, which establish that investments in related companies made until December 31, 2003 will continue to be valued using the equity method and investments in related companies realized starting January 1, 2004 are valued as described in Note 3 “Changes in Accounting Principles”.

In accordance with the aforementioned standards, the Company began valuing the assets and liabilities of the individual financial statements of PCS Yumbes S.C.M. as of December 31, 2004, valuing them at their respective fair values. This valuation method created goodwill of ThUS$ 12,627, produced principally by the valuation of property, plant and equipment carried out using appraisals performed in accordance with SVS Circular 1698. The goodwill will be amortized over period of 20 years.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Therefore, the assets, liabilities and equity incorporated in the consolidation of the respective fair values as of December 31, 2004 are as follows:

		Adjustment to
	Book value	Fair value	Adjusted value

	ThUS$	ThUS$	ThUS$
Current assets	10,958	—	10,958
Property, plant and equipment	25,708	(7,954)	17,754
Other assets	293	—	293
Current liabilities	1,935	—	1,935
Equity	35,024	(7,954)	27,070

The purchase method was applied to the purchase of PCS Yumbes S.C.M.

The Company will continue to review the valuation of fair value to comply with timelines established in paragraph 66 of BT 72.

d)	Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 9 - Investments in and Receivables from Related Companies (continued)

d)	Detail of investments in related companies

					Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)

Tax Registration Number	Company	Country of origin		Number of shares	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
			Controlling currency
					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Ajay North America LLC	USA	US$	—	49.00	49.00	11,983	11,042	5,872	5,411	457	(124)	224	(61)
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	5,035	4,068	2,517	2,034	(256)	946	(128)	473
0-E	Ajay Europe S.A.R.L.	France	US$	36,700	50.00	50.00	4,422	4,120	2,211	2,060	—	—	—	—
0-E	Misr Specialty Fertilizers	Egypt	US$	—	47.00	25.00	4,862	4,604	2,309	1,151	—	—	—	—
0-E	Abu Dhabi Fertilizer Industries WLL	UAE	US$	1,961	37.00	37.00	3,417	3,264	1,265	1,208	44	232	16	45
0-E	Doktor Tarsa	Turkey	Euros	—	50.00	50.00	2,170	2,373	1,085	1,186	—	577	—	289
0-E	Impronta SRL	Italia	Euros	—	50.00	50.00	967	882	483	441	—	278	—	139
0-E	SQM Eastmed Turkey	Turkey	Euros		50.00	—	510	—	255	—	—	—	—	—
77557430-5	Sales de Magnesio Ltda.	Chile	—	—	50.00	50.00	573	394	287	197	55	44	28	22
0-E	Rui Xin Packaging Materials Sanhe Co.Ltd	China	US$	—	25.00	25.00	482	482	121	121	—	—	—	—
81767200-0	Asoc. Garantizadora Pensiones	Chile	—	—	3.00	3.00	794	755	26	25	—	—	—	—
93390000-2	Empresas Melón S.A.	Chile	—	—	—	14.05	—	288,805	—	40,577	—	13,582	—	1,908
99551480-K	Inmobiliaria San Patricio S.A.	Chile	—	—	—	14.05	—	19,960	—	2,804	—	(88)	—	(12)
0-E	Fertilizantes Naturales S.A.	Chile	—	—	25.00	—	—	582	130	291	—	—	7	—

Total									16,561	57,506

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 10 - Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)	Goodwill

		March 31, 2005		March 31, 2004

Tax Registration Number	Company	Amount amortized during the period	Goodwill balance	Amount amortized during the period	Goodwill balance

		ThUS$	ThUS$	ThUS$	ThUS$
0-E	Doktor Tarsa	19	3	18	77
79768170-9	Soquimich Comercial S.A.	38	84	37	235
93390000-2	Empresas Melón S.A.	—	—	143	8,038
79626800-K	SQM Salar S.A.	11	29	11	72
0-E	SQM México S.A. de C.V.	14	933	14	989
96864750-4	SQM Potassium S.A.	36	1,699	36	1,843
0-E	Comercial Caiman Internacional S.A.	6	171	6	194
0-E	Fertilizantes Olmeca S.A. de C.V.	14	153	14	209
0-E	Safnits PTY Ltd.	15	302	—	—
79947100-0	Yumbes SCM	159	12,479	—	—
96801610-5	Comercial Hydro S.A.	37	1,195	58	1,225

Total		349	17,048	337	12,882

b)	Negative Goodwill

		March 31, 2005		March 31, 2004

Tax Registration Number	Company	Amount amortized during the period	Negative goodwill balance	Amount amortized during the period	Negative goodwill balance

		ThUS$	ThUS$	ThUS$	ThUS$
96575300-1	Minera Mapocho S.A.	60	220	51	423

Total		60	220	51	423

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 11 - Other Long-term Assets

Other long-term assets are summarized as follows:

	2005	2004

	ThUS$	ThUS$
Engine and equipment spare-parts, net	22,495	29,609
Mine development costs	21,753	18,471
Pension plan	1,165	1,137
Construction of Salar-Baquedano road	1,620	1,740
Deferred loan issuance costs	978	1,932
Other	1,805	1,943

Total	49,816	54,832

Note 12 - Bank Debt

a)	Short-term bank debt is detailed as follows:

	2005	2004

	ThUS$	ThUS$
Bank or financial institution
SCH Overseas Bank	—	40,000
Scotiabank	—	13,025
Citibank	—	12,070

Total	—	65,095

Annual average interest rate	—	1.44%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 12 - Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:

	2005	2004

	ThUS$	ThUS$
Bank or financial institution
Union Bank of Switzerland (1)	200,727	200,685
Royal Bank of Canada (2)	—	60,356
BBVA Banco Bilbao Vizcaya Argentaria (3)	100,254	—

Total	300,981	261,041

Less: Current portion	(981)	(1,041)

Long-term portion	300,000	260,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of 1.99% per annum, paid semi-annually. The principal is divided into five equal semi-annual installments, which was fully paid on June 24, 2004.
(3)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.325% per annum, quarterly payment. The principal is due on March 3, 2010.

c)	The maturity of long-term debt is as follows:

	2005	2004

	ThUS$	ThUS$
Years to maturity
Current portion	981	1,041
1 to 2 years	200,000	—
2 to 3 years	—	260,000
3 to 5 years	100,000	—

Total	300,981	261,041

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 13 - Accrued Liabilities

As of March 31, 2005 and 2004, accrued liabilities are summarized as follows:

	2005	2004

	ThUS$ $	ThUS
Provision for royalties	1,420	958
Quarterly bonus	407	453
Provision for employee compensation and legal costs	1,568	1,701
Taxes and monthly income tax installment payments	1,517	746
Vacation accrual	6,088	5,515
Accrued employee benefits	2,051	920
Marketing expenses	1,100	1,225
Other accruals	1,109	1,705

Total current liabilities	15,260	13,223

Note 14 - Income and Deferred Taxes

a)	At March 31, 2005 and 2004 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2005	2004

	ThUS$	ThUS$
Accumulated tax basis retained earnings
with tax credit	124,591	33,185
Tax loss carry-forwards (1)	198,023	45,748
Credit for shareholders	25,153	6,115

(1)	Income tax losses in Chile can be carried forward indefinitely.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 14 - Income and Deferred Taxes (continued)

The deferred taxes as of March 31, 2005 and 2004 represented a net liability of ThUS$ 40,275 and ThUS$ 32,790, respectively, and consisted of:

2005	Deferred tax asset		Deferred tax liability

	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,659	546	—	—
Vacation accrual	970	—	—	—
Unrealized gain on sale of products	9,794	—	—	—
Provision for obsolescence	—	1,976	—	—
Production expenses	7,871	—	20,636	—
Accelerated depreciation	—	—	—	53,479
Exploration expenses	—	—	—	5,244
Capitalized interest	—	—	—	5,804
Staff severance indemnities	—	—	—	1,990
Accrued expenses	—	170	—	—
Capitalized expenses	—	—	—	295
Tax loss carry-forwards	23	35,733	—	—
Losses from derivative transactions	3	—	—	—
Accrued interest	57	—	—	—
Provision for investment contractual obligations	170	—	—	—
Other	1,478	2,336	6	236

Total gross deferred taxes	22,025	40,761	20,642	67,048
Total complementary accounts	—	(5,933)	(2,309)	(25,099)
Valuation allowance	(8,045)	(28,801)	—	—

Total deferred taxes	13,980	6,027	18,333	41,949

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 14 - Income and Deferred Taxes (continued)

2004	Deferred tax asset		Deferred tax liability

	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,236	559	—	—
Vacation accrual	901	—	—	—
Unrealized gain on sale of products	5,778	—	—	—
Provision for obsolescence	—	3,164	—	—
Production expenses	—	—	18,650	—
Accelerated depreciation	—	—	—	59,241
Exploration expenses	—	—	—	4,361
Capitalized interest	—	—	—	6,090
Staff severance indemnities	—	—	—	1,940
Accrued expenses	—	—	—	425
Capitalized expenses	—	—	—	554
Tax loss carry-forwards	119	12,595	—	—
Losses from derivative transactions	—	—	309	—
Accrued interest	66	—	—	—
Other	1,072	477	43	163

Total gross deferred taxes	9,172	16,795	19,002	72,774
Total complementary accounts	—	(1,233)	(3,407)	(31,384)
Valuation allowance	—	(539)	—	—

Total deferred taxes	9,172	15,023	15,595	41,390

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 14 - Income and Deferred Taxes (continued)

c)	Income tax expense is summarized as follows:

	2005	2004

	ThUS$	ThUS$
Provision for current income tax	(8,752)	(869)
Effect of deferred tax assets and liabilities	2,653	(2,030)
Effect of amortization of complementary accounts	(1,067)	(1,532)
Other tax charges and credits	(19)	30

Total income tax expense	(7,185)	(4,401)

Note 15 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2005	2004

	ThUS$	ThUS$
Opening balance	11,875	10,127
Increases in obligation	1,010	882
Payments	(591)	(771)
Exchange difference	(514)	(324)

Balance as of March 31	11,780	9,914

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 16 - Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)

	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$
Soquimich Comercial S.A.	29,555	25,167	(539)	(601)
Ajay SQM Chile S.A.	3,333	3,248	(139)	(96)
Cape Fear Bulk LLC	202	148	(56)	(48)
SQM Italia S.R.L	21	19	(1)	2
SQM Nitratos México S.A. de C.V.	(75)	(58)	29	(25)
SQM Indonesia S.A.	(2)	—	2	—

Total	33,034	28,524	(704)	(768)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 17 - Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:
				Accumulated
				deficit
				of subsidiaries in
	Number	Paid-in	Other	development	Retained	Net
	of shares	capital	reserves	stage	earnings	income	Total

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2004	263,196,524	477,386	141,420	(6,519)	230,932	46,753	889,972
Transfer 2003 net income to retained earnings	—	—	—	—	46,753	(46,753)	—
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(863)	—	—	(863)
Other comprehensive income (2)	—	—	(3,757)	—	—	—	(3,757)
Net income for the year	—	—	—	—	—	13,997	13,997

Balance as of March 31, 2004	263,196,524	477,386	137,663	(7,382)	277,685	13,997	899,349

Balance January 1,2005	263,196,524	477,386	150,886	(8,370)	254,493	74,232	948,627
Transfer 2004 net income to retained earnings	—	—	—	—	74,232	(74,232)	—
Other comprehensive income (2)	—	—	(2,690)	—	—	—	(2,690)
Net income for the year	—	—	—	—	—	24,751	24,751

Balance as of March 31, 2005	263,196,524	477,386	148,196	(8.370)	328,725	24,751	970,688

(1)	The only subsidiary currently in a development stage is SQM Lithium Specialties Limited.
(2)	Other comprehensive income includes translation adjustments and the effect of changes in the valuation of the Company’s under-funded pension as of March 31, 2004 and 2005.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish– see note 2 )

Note 17 - Shareholders’ Equity (continued)

b)	The composition of other comprehensive income as of March 31, 2005 is as follows:

		For the year ended March 31, 2005	As of March 31, 2005

		ThUS$	ThUS$
Detail
Technical appraisal		—	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	(2,666)	(1,920)
Isapre Note Grande Ltda.	(1)	—	(83)
Inversiones Augusta S.A.	(1)	—	(761)
SQM Ecuador S.A.	(3)	—	(271)
Almacenes y Depósitos Ltda.	(1)	(23)	(79)
Asociación Garantizadora de Pensiones	(1)	(1)	(14)
Sales de Magnesio Ltda.	(1)	—	52
SQM North America Corp.	(2)	—	(793)
Other Companies	(1)	—	720

Total other comprehensive income		(2,690)	148,196

(1)	Corresponds to translation adjustments and monetary correction
(2)	Corresponds to a change in the valuation of the Company’s under–funded pension scheme
(3)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government

c)     Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A :	If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.
Series B :	1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
	2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish– see note 2 )

Note 18 - Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of March 31, 2005 the Company’s derivative instruments are as follows:

2005	Notional or
Type of	covered	Expiration	Description of the contract	Position	(Liability)Asset	Income
derivative	amount		type	purchase/sale	amount	(loss) recorded

	ThUS$				ThUS$	ThUS$
US dollar Forward	6,010	2nd quarter of 2005	Exchange rate	S	(22)	(22)
US dollar Forward	26	2nd quarter of 2005	Exchange rate	S	1	1
US dollar Forward	601	2nd quarter of 2005	Exchange rate	S	(1)	(1)
US dollar Forward	25,849	2nd quarter of 2005	Exchange rate	S	68	68
US dollar Forward	1,078	2nd quarter of 2005	Exchange rate	P	(12)	(12)
US dollar Forward	24,267	3rd quarter of 2005	Exchange rate	S	31	31
US dollar Forward	284	3rd quarter of 2005	Exchange rate	P	6	6
US dollar Forward	13,671	4th quarter of 2005	Exchange rate	S	(5)	(5)
US dollar Forward	76	4th quarter of 2005	Exchange rate	P	2	2
US dollar PUT	14,460	2nd quarter of 2005	Exchange rate	S	(4)	(4)
US dollar PUT	14,460	2nd quarter of 2005	Exchange rate	P	94	94
US dollar PUT	32,005	2nd quarter of 2005	Exchange rate	S	(467)	(467)
US dollar PUT	63,573	2nd quarter of 2005	Exchange rate	P	27	27
US dollar PUT	10,002	3rd quarter of 2005	Exchange rate	S	(251)	(251)
US dollar PUT	19,867	3rd quarter of 2005	Exchange rate	P	141	141
US dollar PUT	8,001	4th quarter of 2005	Exchange rate	S	(272)	(272)
US dollar PUT	15,893	4th quarter of 2005	Exchange rate	P	206	206

	250,123				(458)	(458)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish– see note 2 )

Note 19 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)  Non-operating income

	2005	2004

	ThUS$	ThUS$
Interest income	1,204	587
Reversal of allowance for doubtful accounts	14	—
Net foreign exchange	780	—
Insurance recoveries	40	15
Rental of property, plant and equipment	299	199
Sales of materials and services	—	21
Equity participation in net income of unconsolidated subsidiaries	275	2,766
Compensation obtained from third parties	737	—
Other income	629	554

Total	3,978	4,142

b)  Non-operating expenses

	2005	2004

	ThUS$	ThUS$
Write-off of investments	4,119	1,821
Interest expense	4,142	4,695
Equity participation in net losses of unconsolidated subsidiaries	128	73
Amortization of goodwill	349	337
Net foreign exchange losses	—	566
Work disruption expenses	25	105
Increase in provision for employee compensation and legal costs	71	515
Other expenses	461	818

Total	9,295	8,930

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 20 - Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2005	2004

	ThUS$	ThUS$
Property, plant and equipment	(10)	(68)
Other assets and liabilities	(100)	5
Shareholders’ equity	644	360

Net price-level restatement	534	297

Note 21 - Assets and Liabilities Denominated in Foreign Currency

	2005	2004

	ThUS$	ThUS$
Assets
Total assets
Chilean pesos	55,258	124,789
US dollars	1,310,926	1,139,918
Euros	24,082	50,021
Japanese Yen	6,780	3,625
Brazilian Real	241	896
Mexican pesos	7,859	18,673
UF	46,413	40,985
South African Rand	9,056	5,900
Other currencies	2,863	1,122

Current liabilities
Chilean pesos	49,071	49,288
US dollars	50,630	89,059
Euros	1,216	8,282
Japanese Yen	19	34
Brazilian Real	684	639
Mexican pesos	6,588	7,976
UF	145	147
South African Rand	2,655	3,944
Other currencies	38	399

Long-term liabilities
Chilean pesos	10,382	8,042
US dollars	337,201	289,175
Japanese Yen	117	—
UF	1,008	1,071
Other currencies	2	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 22 – Cash Flow Statement

Amounts included in other investing income are summarized as follows:

	2005	2004

	ThUS$	ThUS$
Repayment of employee loans	31	104
Compensation obtained from third parties	737	—

Total	768	104

Note 23 – Commitments and Contingencies

I.	Contingencies:

(a)	Material lawsuits or other legal actions of which the Company is party to:

	1	Plaintiff	:	SQM Salar S.A.
		Defendants	:	ACE Seguros S.A. (formerly – Cigna Compañía de
Seguros (Chile) S.A.) and Chubb de Chile
Compañía de Seguros Generales S.A.
		Date of lawsuit	:	April 2001
		Matter	:	Arbitration
		Status	:	Collection of compensation for insured claim
		Instance	:	On December 22, 2004, the court rejected both the principal
lawsuit and the countersuit. SQM Salar S.A. has appealed part of this decision, which is currently being processed by the
Santiago Court of Appeals.
Nominative value: ThUS$ 36,316

	2	Plaintiffs	:	Du Guano de Poisson Angibaud S.A. and Generale de
Nutrition Vegetale SAS
		Defendants	:	Soquimich European Holdings B.V., NU3 N.V. and SQM
France S.A.
		Date of lawsuit	:	December 2002
		Court	:	Court of Arbitration in France
		Matter	:	Termination of the company relationship and
liquidation of the company Generale de Nutrition
Vegetale SAS
		Status	:	Rejoinder
Nominative value: ThEuro$ 30,295

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 23 – Commitments and Contingencies (continued)

I.	Contingencies (continued):

	(b)	Models for the Production of the María Elena Site

The Company is currently implementing different projects related to the María Elena Site Decontamination Plan (Note 26).

Projects that are being implemented in the María Elena site, a priori, do not generate any significant changes in the current mining reserves or forecasted production volumes.

The final execution of these projects is subject to the approval of environmental impact studies presented last December to the respective authorities.

	(c)	Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

II.	Commitments:

(a)	The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, was ThUS$ 1,420 in 2005 (ThUS$ 958 in 2004).

(b)	The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

(c)	Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 24 – Third Party Guarantees

As of March 31, 2005 and 2004 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	2005	2004
			ThUS$	ThUS$
Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	957	1,863

Note 25 – Sanctions

During 2005 and 2004, the SVS did not apply sanctions to the Company, its directors or managers.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 26 – Environmental Projects

Disbursements incurred by the Company as of March 31, 2005 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

		Future
	2005	Disbursements

	ThUS$	ThUS$
Project
Environmental department	174	388
Boratos sewage treatment plant	294	4
Tocopilla project	615	—
Engineering and building of María Elena piles	2,692	51,975
Treatment plant MOP	208	—
Renewal of fire water network	4	—
Increase in P2 camp plant treatment capacity	28	32
Light normalization	224	27
Light normalization II	—	100
Normalization of railings, corridors, CS crystal stairways	—	863
Authorization of money exchanges	—	200
Implementation of risk control system	117	3
Dangerous waste dumps	7	357
Extension of the carbonate plant (DIA)	556	—
Dry plant aspiration system	118	—
Modification of fire network (lithium carbonate)	132	—
Improvements in the salt deposit environment	93	14
Drying plant emission control	—	60
PG Salt deposit risk management	—	32
Engineering management environmental expenses	31	9

Total	5,293	54,064

Protecting the environment, both in regards to the Company’s productive processes and the manufactured goods, is a constant concern for SQM.

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which the Company will improve its environmental performance. The implementation program stipulates that all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System by late 2005.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 26 – Environmental Projects (continued)

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for drying solid materials and evaporating liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. A new decontamination plan for this area, released on March 13, 2004, is intended to meet air quality standards by April 1, 2006. On December 30, 2004, the Company submitted a proposal entitled “Technological Change at María Elena”, which intends to reduce particle emission, to the government’s Environmental Impact Evaluation System. This proposal is presently pending evaluation by the environmental regulators, whose decision should be made public during the first semester of 2005.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

Consistent with the Company’s ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine. To perform this study, SQM has involved diverse scientists from prestigious research institutions such as Dictuc of Pontificia Universidad Católica, the University of Nevada, Cornell University and the University of Binghamton in New York.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

Note 27 – Significant Events

On January 19, 2005, the Company’s Board of Directors informed the SVS that, in an Ordinary Session of the Board on January 18, 2005, they accepted the voluntary and irrevocable resignation of Mr. Avi Milstein as Director and appointed Mr. Daniel Yarur E. in his place.

On February 25, 2005, Royal Seed Trading Corp A.V.V., a subsidiary of Sociedad Química y Minera de Chile S.A., entered into a syndicated loan for ThUS$ 100,000, guaranteed by its Parent Company, with the following banks: BBVA Securities Inc., BNP Paribas and Rabobank Curacao N.V. The loan matures in 5 years, with quarterly interest payments at an initial annual interest rate of Libor + 0.325%", which could vary depending on any possible future modifications in the subsidiary’s external debt classification. There are no real guarantees associated with this loan.

On March 16, 2005, the Company informed the Chilean Superintendency of Securities and Insurance (SVS) that the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) at the ordinary meeting dated March 15, 2005 unanimously agreed to propose the payment of a final dividend for a sum of US$0.18282 per share in favor of all those shareholders of SQM that are registered with the respective registry during the fifth business day prior to the day in which this dividend will be paid.

Upon approval of the aforementioned proposal at the next Ordinary Shareholders’ Meeting that will be held on April 29, 2004, the amount of the final dividend to be distributed will be increased from 50% to 65% of net income and implies the partial modification of the Dividend Policy for the 2004 commercial year, which was communicated at the General Ordinary Shareholders’ Meeting held on April 30, 2004.

Note 28 – Subsequent Events

The director Mr. José Antonio Silva B. consulted with the Chilean Superintendency of Securities and Insurance ("SVS") as to the applicability of the concept of "limitation of related persons" to Article 31 of the by-laws of SQM S.A. and as equal to this concept already existing in Article 31 Bis of the aforementioned by-laws- and also in respect to the quorum required to modify the percentage of "37.5%" referred to in Article 31. The SVS, through Ordinary Official Communication N002622 dated March 16, 2005, asked the Company's opinion in this respect and the Company, through its management informed the Board of Directors that the concept of "limitation of related persons" does not exist in Article 31 and that the history of both articles plus the interpretation of these articles at the different Shareholders' meetings held throughout the years and the different objectives of these articles, among other aspects, allow concluding that this concept is not applicable to article 31 and that; in addition, the amendment of the percentage requires the vote by absolute majority of shares issued with voting rights present at the Shareholders' meeting that analyze this amendment. Four directors agreed with the opinion provided by the management of SQM S.A. and two directors disagreed with this opinion and this was informed to the SVS. The SVS confirmed the opinion provided by the management of SQM S.A. based on matter of law of fact considerations explained in Ordinary Official Communication N003821 dated April 19, 2005.

Inversiones El Boldo Limitada, owner of more than 10% of voting right shares issued of SQM S.A. and related to Potash Corporation of Saskatchewan Inc., on April 25, 2005 has requested from the Board of

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

directors of SQM S.A. that it requests an Extraordinary Shareholders' Meeting of the Company to vote as to the convenience of either eliminating or not Series A and B shares - and preferences related to these series - in which the Company's capital is currently divided through the amendment of the pertinent articles of the Company's by-laws required to reflect this possible elimination and; alternately, and provided that the shareholders do not approve this elimination, to modify article 31 of these by-laws with the purpose of incorporating in this article the concept of "related persons" already included in Article 31 Bis of the aforementioned by-laws. The Company's Board of Directors unanimously agreed on its meeting held on April 26, 2005 to summon such a meeting for May 25, 2005 at 10.00 a.m.

Management is not aware of any significant subsequent events that have occurred after March 31, 2005 and that may affect the Company’s financial position or the interpretation of these financial statements, (April 26, 2005).

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 )

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos

Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: May 17, 2005